UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and

Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

AmeriGas Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

030975 106

(CUSIP Number)

Monica M. Gaudiosi

460 North Gulph Road,

King of Prussia, Pennsylvania 19406

(281) 836-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 030975 106	13D	Page 1 of 15 Pages

1.	Name of reporting person: UGI Corporation
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Commonwealth of Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power:* 23,756,882
	9.	Sole dispositive power: 0
	10.	Shared Dispositive Power:* 23,756,882

11.	Aggregate amount beneficially owned by each reporting person:* 23,756,882
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11):** 25.6%
14.	Type of reporting person: HC; CO

*	UGI Corporation and AmeriGas, Inc. do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 5.
**	Based on a total of 92,999,294 Common Units outstanding as of April 1, 2019.

CUSIP No. 030975 106	13D	Page 2 of 15 Pages

1.	Name of reporting person: AmeriGas, Inc.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Commonwealth of Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power:* 23,756,882
	9.	Sole dispositive power: 0
	10.	Shared Dispositive Power:* 23,756,882

11.	Aggregate amount beneficially owned by each reporting person:* 23,756,882
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11):** 25.6%
14.	Type of reporting person: HC; CO

*	UGI Corporation and AmeriGas, Inc. do not directly own any Common Units; however, they may be deemed to beneficially own these Common Units. See Item 5.
**	Based on a total of 92,999,294 Common Units outstanding as of April 1, 2019.

CUSIP No. 030975 106	13D	Page 3 of 15 Pages

1.	Name of reporting person: AmeriGas Propane, Inc.
2.	Check the appropriate box if a member of group: (a) ☐ (b) ☐
3.	SEC use only:
4.	Source of funds: OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Commonwealth of Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole voting power: 0
	8.	Shared voting power: 23,756,882
	9.	Sole dispositive power: 0
	10.	Shared Dispositive Power: 23,756,882

11.	Aggregate amount beneficially owned by each reporting person: 23,756,882
12.	Check if the aggregate amount in Row (11) excludes certain shares: ☐
13.	Percent of class represented by amount in Row (11):** 25.6%
14.	Type of reporting person: HC; CO

**	Based on a total of 92,999,294 Common Units outstanding as of April 1, 2019.

CUSIP No. 030975 106	13D	Page 4 of 15 Pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on May 28, 1999 (as amended to date, the “Schedule 13D”), relating to the common units representing limited partner interests (the “Common Units”) of AmeriGas Partners, L.P., a Delaware limited partnership (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 1. Security and Issuer.

No modification is made to Item 1 of the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)	Name of Persons Filing this Statement:

(1)	UGI Corporation, a Pennsylvania corporation (“UGI”), is the sole shareholder of AmeriGas (as defined herein).

(2)	AmeriGas, Inc., a Pennsylvania corporation (“AmeriGas”), is the sole shareholder of the General Partner (as defined herein).

(3)	AmeriGas Propane, Inc., a Pennsylvania corporation (the “General Partner”), is the general partner of the Issuer.

(b)	Principal Business Address and Principal Office Address of Reporting Persons:

(1)	The principal business address and principal office address of each of the Reporting Persons is 460 North Gulph Road, King of Prussia, Pennsylvania 19406.

(c)	Present Principal Occupation or Principal Business:

(1)	The principal business of UGI is to act as a holding company that operates propane distribution, gas and electric utility and energy marketing businesses through its subsidiaries.

(2)	The principal business of AmeriGas is to act as a holding company that operates a propane distribution business through its subsidiaries.

(3)	The principal business of the General Partner is to serve as the General Partner of the Issuer.

(d)	None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Each of the natural persons identified in this Item 2 is a U.S. citizen, unless otherwise indicated.

Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), information regarding the directors and executive officers of the Reporting Persons (the “Listed Persons”) is provided on Schedule 1 and incorporated by reference herein. To the Reporting Persons’ knowledge, none of the

CUSIP No. 030975 106	13D	Page 5 of 15 Pages

Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended by adding the following information:

Pursuant to the Merger Agreement (as defined below), the funding for the Merger (as defined below) described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference) will consist of cash on hand and borrowings under one or more credit facilities of UGI and newly issued UGI Shares (as defined below) as described in Item 4.

Item 4.	Purpose of Transaction.

Item 4 of the Statement is amended and supplemented by the following:

Merger Agreement

On April 1, 2019, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with UGI, the General Partner, AmeriGas Propane Holdings, Inc., a Delaware corporation and a wholly owned subsidiary of the General Partner, and AmeriGas Propane Holdings, LLC, a Delaware limited liability company and a wholly owned subsidiary of the General Partner (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer, with the Issuer surviving as an indirect wholly owned subsidiary of UGI (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger, each outstanding common unit of the Issuer (each, a “Common Unit”) other than Common Units owned by UGI and its subsidiaries, including the General Partner (each, a “Public Common Unit”), will be converted into the right to receive, at the election of each holder of Public Common Units (each, an “Unaffiliated Unitholder”), subject to proration as described in the Merger Agreement, one of the following forms of merger consideration (subject to applicable withholding tax): (i) 0.6378 shares of UGI common stock, no par value (“UGI Shares”); (ii)(A) $7.63 in cash, without interest and (B) 0.500 UGI Shares; or (iii) $35.325 in cash, without interest. In connection with the Merger, the General Partner’s interest, including its right to incentive distributions, will convert into Common Units, which will remain outstanding after the Merger, and a non-economic general partner interest in the Issuer. The Common Units owned by UGI or its subsidiaries, excluding the General Partner, will automatically be cancelled and cease to exist following the Merger.

The Board of Directors of UGI has, by unanimous vote, approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and determined that the Merger is in the best interests of UGI and its shareholders.

In addition, the Audit Committee (the “GP Audit Committee”) of the Board of Directors of the General Partner (the “GP Board”) has, by unanimous vote, determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair and reasonable to, and in the best interests of, the Issuer and the Unaffiliated Unitholders, approved, and recommended that the GP Board approve, the Merger Agreement, the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, including the Merger, and recommended that the GP Board submit the Merger Agreement to a vote of the holders of Common Units, and resolved, and recommended that the GP Board resolve, to recommend approval of the Merger Agreement by the holders of Common Units.

The GP Board (acting upon the recommendation of the GP Audit Committee) has further determined that the terms of the Merger Agreement and the Merger are fair and reasonable to, and in the best interests of, the Issuer and the Unaffiliated Unitholders, approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and resolved to recommend that the holders of the Common Units approve the Merger Agreement and the transactions contemplated thereby, including the Merger.

CUSIP No. 030975 106	13D	Page 6 of 15 Pages

The Issuer has agreed not to directly or indirectly solicit competing acquisition proposals or to enter into discussions concerning, or provide confidential information in connection with, any unsolicited alternative business combinations, subject to certain exceptions with respect to unsolicited proposals received by the Issuer. In addition, the Issuer has agreed to call a special meeting of its unitholders to approve the Merger Agreement. However, the GP Audit Committee may, subject to certain conditions, change its recommendation in favor of approval of the Merger Agreement and the Merger if, in connection with receipt of a superior proposal or in response to an intervening event, it determines in good faith that failure to take such action would be inconsistent with its duties under applicable law.

The Merger Agreement contains customary representations and warranties from the parties, and each party has agreed to customary covenants, including, among others, covenants relating to (i) the conduct of business during the interim period between the execution of the Merger Agreement and the effective time of the Merger and (ii) the obligation to use reasonable best efforts to cause the Merger to be consummated.

Completion of the Merger is subject to certain customary conditions, including, among others: (i) approval of the Merger Agreement by holders of a majority of the outstanding Common Units; (ii) there being no law or injunction prohibiting consummation of the transactions contemplated under the Merger Agreement; (iii) the effectiveness of a registration statement on Form S-4 relating to the issuance of UGI Shares pursuant to the Merger Agreement; (iv) approval for listing on the New York Stock Exchange of the UGI Shares issuable pursuant to the Merger Agreement; (v) subject to specified materiality standards, the accuracy of certain representations and warranties of the other party; and (vi) compliance by the respective parties in all material respects with their respective covenants.

The Merger Agreement provides for certain termination rights for both UGI and the Issuer. The Merger Agreement provides that upon termination of the Merger Agreement under certain circumstances, the Issuer will be obligated to (i) pay UGI a termination fee equal to $20 million or (ii) reimburse UGI for its expenses in an amount not to exceed $5 million. The Merger Agreement also provides that upon termination of the Merger Agreement under certain circumstances, UGI will be obligated to reimburse the Issuer for its expenses in an amount not to exceed $5 million.

Support Agreement

Concurrently with the execution of the Merger Agreement, the Issuer and the General Partner entered into a support agreement (the “Support Agreement”), pursuant to which the General Partner has agreed to vote all of its Common Units (i) in favor of the Merger, the adoption of the Merger Agreement and any other matter necessary or desirable for the consummation of the transactions contemplated by the Merger Agreement, including the Merger, and (ii) against any action, agreement, transaction, or proposal that is intended, would reasonably be expected, or the result of which would reasonably be expected, to impede, interfere with, delay, postpone, discourage, frustrate the purposes of, or adversely affect any of the transactions contemplated by the Merger Agreement, including the Merger. The Support Agreement will terminate upon the earliest of (a) the effective time of the Merger, (b) the termination of the Merger Agreement in accordance with its terms, and (c) the mutual written agreement of the parties to the Support Agreement to terminate the Support Agreement.

The foregoing descriptions of the Merger Agreement, the Support Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the full texts of the Merger Agreement and the Support Agreement, copies of which are attached hereto as Exhibit A and Exhibit B, respectively, and incorporated by reference into this Item 4.

CUSIP No. 030975 106	13D	Page 7 of 15 Pages

General

Except for those matters set forth above in this Amendment No. 2, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purposes or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is amended and restated in its entirety as follows:

(a) – (b)	The aggregate number and percentage shares of Common Units beneficially owned by the Reporting Persons (based on a total of 92,999,294 Common Units outstanding as of April 1, 2019) are as follows:

UGI Corporation

(a)	Amount beneficially owned:

23,756,882 Common Units
Percentage: 25.6%

(b)	Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 23,756,882 Common Units

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 23,756,882 Common Units

AmeriGas, Inc.

(a)	Amount beneficially owned:

23,756,882 Common Units
Percentage: 25.6%

(b)	Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 23,756,882 Common Units

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 23,756,882 Common Units

AmeriGas Propane, Inc.

(a)	Amount beneficially owned:

23,756,882 Common Units
Percentage: 25.6%

(b)	Number of shares to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 23,756,882 Common Units

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 23,756,882 Common Units

CUSIP No. 030975 106	13D	Page 8 of 15 Pages

(c)

Except as described in this Item 5(c), Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons has effected any transactions in the common units during the past 60 days. Schedule 1 lists, to the Reporting Persons’ knowledge, transactions in the common units during the past 60 days by the Listed Persons.

(d)

The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported on the cover page of this Schedule 13D and in this Item 5. See Schedule 1 for the information applicable to the Listed Persons. The Reporting Persons may have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A	Agreement and Plan of Merger, dated as of April 1, 2019, by and among UGI Corporation, AmeriGas Propane Holdings, Inc., AmeriGas Propane Holdings, LLC, AmeriGas Partners, L.P. and AmeriGas Propane, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 2, 2019)

Exhibit B	Support Agreement, dated as of April 1, 2019, by and between AmeriGas Partners, L.P. and AmeriGas Propane, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on April 2, 2019)

CUSIP No. 030975 106	13D	Page 9 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 2, 2019

UGI CORPORATION

By:	/s/ John L. Walsh
	Name:	John L. Walsh
	Title:	President and Chief Executive Officer

AMERIGAS, INC.

By:	/s/ Ted J. Jastrzebski
	Name:	Ted J. Jastrzebski
	Title:	President

AMERIGAS PROPANE, INC.

By:	/s/ Hugh J. Gallagher
	Name:	Hugh J. Gallagher
	Title:	President and Chief Executive Officer

CUSIP No. 030975 106	13D	Page 10 of 15 Pages

Schedule 1

Listed Persons

(As of April 2, 2019)

Executive Officers of UGI Corporation

Name: John L. Walsh

Principal Occupation: President, Chief Executive Officer and Director of UGI Corporation

Citizenship: USA

Amount Beneficially Owned: 12,000

Transactions made within 60 days: None

Name: Ted J. Jastrzebski

Principal Occupation: Chief Financial Officer of UGI Corporation

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Robert F. Beard

Principal Occupation: Executive Vice President, Natural Gas, of UGI Corporation and President and Chief Executive Officer, UGI Utilities, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Roger Perreault

Principal Occupation: Executive Vice President, Global LPG, of UGI Corporation and President, UGI International, LLC

Citizenship: Canada

Amount Beneficially Owned: 220

Transactions made within 60 days: None

Name: Hugh J. Gallagher

Principal Occupation: President and Chief Executive Officer of AmeriGas Propane, Inc.

Citizenship: USA

Amount Beneficially Owned: 15,913

Transactions made within 60 days: None

Name: Monica M. Gaudiosi

Principal Occupation: Vice President, General Counsel and Secretary

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

CUSIP No. 030975 106	13D	Page 11 of 15 Pages

Name: Laurie A. Bergman

Principal Occupation: Vice President — Chief Accounting Officer and Corporate Controller

Citizenship: USA

Amount Beneficially Owned: 1,847

Transactions made within 60 days: None

Name: Joseph L. Hartz

Principal Occupation: President of UGI Energy Services, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Directors of UGI Corporation

Name: M. Shawn Bort

Principal Occupation: Retired Senior Vice President, Finance, Saint-Gobain Corporation

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Theodore A. Dosch

Principal Occupation: Executive Vice President of Finance and Chief Financial Officer, Anixter International Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Richard W. Gochnauer

Principal Occupation: Retired Chief Executive Officer, United Stationers, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Alan N. Harris

Principal Occupation: Retired Senior Advisor and Chief Development and Operations Officer, Spectra Energy Corporation

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Frank S. Hermance

Principal Occupation: Retired Chairman and Chief Executive Officer, AMETEK, Inc.

Citizenship: USA

Amount Beneficially Owned: 3,683*

Transactions made within 60 days: None

Name: Anne Pol

Principal Occupation: Retired President and Chief Operating Officer, Trex Enterprises Corp.

Citizenship: USA

Amount Beneficially Owned: 13,815*

Transactions made within 60 days: None

CUSIP No. 030975 106	13D	Page 12 of 15 Pages

Name: Kelly A. Romano

Principal Occupation: Founder and Chief Executive Officer, Blueripple Capital, LLC

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Marvin O. Schlanger

Principal Occupation: Principal, Cherry Hill Chemical Investments, L.L.C. and Chairman of the Board

Citizenship: USA

Amount Beneficially Owned: 17,736*

Transactions made within 60 days: None

Name: James B. Stallings, Jr.

Principal Occupation: Chief Executive Officer, PS27 Ventures

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: John L. Walsh

Principal Occupation: President and Chief Executive Officer of UGI Corporation

Citizenship: USA

Amount Beneficially Owned: 12,000

Transactions made within 60 days: None

*Amount includes Phantom Units that were granted under the AmeriGas Propane, Inc. 2010 Long-Term Incentive Plan on behalf of AmeriGas Partners, L.P.

Executive Officers of AmeriGas, Inc.

Name: Ted J. Jastrzebski

Principal Occupation: Chief Financial Officer of UGI Corporation and President of AmeriGas, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Laurie A. Bergman

Principal Occupation: Vice President – Chief Accounting Officer and Corporate Controller of UGI Corporation and Vice President and Chief Financial Officer of AmeriGas, Inc.

Citizenship: USA

Amount Beneficially Owned: 1,847

Transactions made within 60 days: None

Name: Monica M. Gaudiosi

Principal Occupation: Vice President, General Counsel and Secretary of UGI Corporation and AmeriGas, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Directors of AmeriGas, Inc.

Name: John L. Walsh

Principal Occupation: President, Chief Executive Officer and Director of UGI Corporation

Citizenship: USA

Amount Beneficially Owned: 12,000

Transactions made within 60 days: None

Name: Ted J. Jastrzebski

Principal Occupation: Chief Financial Officer of UGI Corporation and President of AmeriGas, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Monica M. Gaudiosi

Principal Occupation: Vice President, General Counsel and Secretary of UGI Corporation and AmeriGas, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Executive Officers of AmeriGas Propane, Inc.

Name: John L. Walsh

Principal Occupation: President and Chief Executive Officer of UGI Corporation and Chairman

Citizenship: USA

Amount Beneficially Owned: 12,000

Transactions made within 60 days: None

Name: Roger Perreault

Principal Occupation: Executive Vice President, Global LPG, of UGI Corporation and President, UGI International, LLC

Citizenship: Canada

Amount Beneficially Owned: 220

Transactions made within 60 days: None

Name: Hugh J. Gallagher

Principal Occupation: President, Chief Executive Officer and Director

Citizenship: USA

Amount Beneficially Owned: 15,913

Transactions made within 60 days: None

CUSIP No. 030975 106	13D	Page 13 of 15 Pages

Name: Ann P. Kelly

Principal Occupation: Vice President – Finance and Chief Financial Officer

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Troy E. Fee

Principal Occupation: Vice President – Human Resources and Strategic Initiatives

Citizenship: USA

Amount Beneficially Owned: 5,498

Transactions made within 60 days: None

Name: Monica M. Gaudiosi

Principal Occupation: Vice President, General Counsel and Secretary of UGI Corporation and AmeriGas Propane, Inc.

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Name: Anthony D. Rosback

Principal Occupation: Vice President and Chief Operating Officer

Citizenship: USA

Amount Beneficially Owned: 8,042

Transactions made within 60 days: None

Name: Craig Dadamo

Principal Occupation: Controller and Chief Accounting Officer

Citizenship: USA

Amount Beneficially Owned: 0

Transactions made within 60 days: None

Directors of AmeriGas Propane, Inc.

Name: John L. Walsh

Principal Occupation: President and Chief Executive Officer of UGI Corporation and Chairman of the Board

Citizenship: USA

Amount Beneficially Owned: 12,000

Transactions made within 60 days: None

Name: Hugh J. Gallagher

Principal Occupation: President and Chief Executive Officer of AmeriGas Propane, Inc.

Citizenship: USA

Amount Beneficially Owned: 15,913

Transactions made within 60 days: None

CUSIP No. 030975 106	13D	Page 14 of 15 Pages

Name: Roger Perreault

Principal Occupation: Executive Vice President, Global LPG of UGI Corporation, and President, UGI International, LLC

Citizenship: Canada

Amount Beneficially Owned: 220

Transactions made within 60 days: None

Name: Marvin O. Schlanger

Principal Occupation: Principal of Cherry Hill Chemical Investments, L.L.C. and Presiding Director

Citizenship: USA

Amount Beneficially Owned: 17,736*

Transactions made within 60 days: None

Name: Brian R. Ford

Principal Occupation: Retired Partner, Ernst & Young LLP

Citizenship: USA

Amount Beneficially Owned: 14,552*

Transactions made within 60 days: None

Name: John R. Hartmann

Principal Occupation: Chief Executive Officer and President, True Value Company LLC

Citizenship: USA

Amount Beneficially Owned: 7,985*

Transactions made within 60 days: None

Name: Frank S. Hermance

Principal Occupation: Retired Chairman and Chief Executive Officer, AMETEK, Inc.

Citizenship: USA

Amount Beneficially Owned: 3,683*

Transactions made within 60 days: None

Name: William J. Marrazzo

Principal Occupation: Chief Executive Officer and President, WHYY, Inc.

Citizenship: USA

Amount Beneficially Owned: 17,736*

Transactions made within 60 days: None

Name: Anne Pol

Principal Occupation: Retired President and Chief Operating Officer, Trex Enterprises Corp.

Citizenship: USA

Amount Beneficially Owned: 13,815*

Transactions made within 60 days: None

CUSIP No. 030975 106	13D	Page 15 of 15 Pages

Name: Pedro A. Ramos

Principal Occupation: President and Chief Executive Officer, The Philadelphia Foundation

Citizenship: USA

Amount Beneficially Owned: 8,689*

Transactions made within 60 days: None

Name: K. Richard Turner

Principal Occupation: Managing Director, Altos Energy Partners

Citizenship: USA

Amount Beneficially Owned: 21,337

Transactions made within 60 days: None

*Amount includes Phantom Units that were granted under the AmeriGas Propane, Inc. 2010 Long-Term Incentive Plan on behalf of AmeriGas Partners, L.P.